1168163

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02016352

NO ACT
P.E 1-4-02
132-02332

January 21, 2002

Act 1934
Section
Rule 14A-8
Public Availability 1/21/2002

Anthony J. Horan
Corporate Secretary
Office of the Secretary
J.P. Morgan Chase & Co.
270 Park Avenue
Floor 35
New York, NY 10017-2070

Re: J.P. Morgan Chase & Co.
Incoming letter dated January 4, 2002

Dear Mr. Horan:

This is in response to your letter dated January 4, 2002 concerning the shareholder proposal submitted to the J.P. Morgan Chase by the AFL-CIO Reserve Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mr. Richard L. Trumka
Secretary-Treasurer
AFL-CIO
815 Sixteenth Street, NW
Washington, D.C. 20006

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

January 4, 2002

Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Stockholder Proposal by J.P. Morgan Chase & Co.
Pursuant to Rule 14a-8: AFL-CIO Reserve Fund

Ladies and Gentlemen:

On behalf of J.P. Morgan Chase & Co. (the Company), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the Proxy Materials) for its 2002 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by the AFL-CIO Reserve Fund (the Fund) by letter dated November 29, 2001 (the Proposal).

The Company intends to omit the Proposal in accordance with Rule 14a-8(i)(7).

Our 2002 Annual Meeting of Stockholders is scheduled to be held on May 21, 2002, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 25, 2002. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company. To the extent that the position taken by the Company is based on matters of law, this letter also constitutes the opinion of counsel required by Rule 14a-8(j)(2)(iii).

Pursuant to Rule 14a-8(j)(2), enclosed are:

(1) Seven copies of this letter which is the statement of the reasons why the Company considers the omission to be proper; and

(2) Seven copies of the Proposal together with the supporting statement (Exhibit A).

J.P. Morgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

We are simultaneously providing the Fund with a copy of this letter and notifying the Fund of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j).

The Proposal Addresses "Ordinary Business" – Rule 14a-8(i)(7)

The Fund has requested that the following resolution be included in the Company's Proxy Materials:

> "RESOLVED, that the shareholders of J.P. Morgan Chase & Co. ("JP Morgan") urge the Board of Directors to adopt, implement, and enforce a code of conduct governing the independence of JP Morgan's securities analysts.
>
> Such a code should ban (1) analyst ownership of covered securities, (2) involvement of analysts in underwriting sales teams, and (3) linking analyst compensation to the financial performance of JP Morgan's investment banking business."

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. The Commission has stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to the management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. However, proposals relating to such matters that focus on sufficiently significant social policy issues generally would not be considered excludable because they transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for shareholder vote. The second consideration is whether the proposal seeks to micromanage the company. *Securities Exchange Act Release No. 40,018, 1998 SEC LEXIS 1001 (May 21, 1998).*

The Proposal would require the Company to adopt, implement and enforce a code of conduct or code of ethics dealing with analysts' independence. As a general matter, the SEC staff (the Staff) has found that the initiation or general conduct of a compliance program is ordinary business. See: *Allstate Corporation (available February 16, 1999); Humana Inc. (available February 25, 1998); Citicorp (available January 2, 1997).* The Staff has also found that the adoption and maintenance of a code of ethics is ordinary business, particularly where a company has demonstrated that it had established policies covering those areas of concern that the proposal attempted to address. See: *USX Corporation (available December 28, 1995); Barnett Banks, Inc. (available December 18, 1995).*

The Fund's proposal seeks to address a particular aspect of a broader issue of conflicts of interest. The Company has every interest in properly addressing real and potential conflicts of interest. Integrity is basic to the Company's business practices and providing unbiased recommendations is at the core of the Company's equity research business.

As a full service financial service organization, the Company is heavily regulated by banking, securities and industry self-regulatory organizations. The Company is required to have, and has, policies and procedures that address conflicts of interest. The Company has comprehensive policies and procedures to avoid or to manage such conflicts, including policies and procedures designed to ensure the independence of sell-side securities analysts.

Such analysts are prohibited from buying shares of companies they cover and are required to preclear all trading and investment transactions through a personal trading compliance group. Any involvement by such analysts in investment banking transactions is subject to information barrier policies and procedures ("Chinese Walls") that restrict the flow of material non-public information. With respect to their compensation, the Company has endorsed the "Best Practices for Research" of the Securities Industry Association which specify, among other things, that an analyst's pay should not be directly linked to specific investment banking transactions.

The Fund cites no circumstances in which the Company was found to have inadequate conflict of interest policies and procedures and no instances in which analysts or the Company were found to be in violation of regulations germane to the Proposal. To the extent that the Fund wishes to prescribe some specific steps to be taken with respect to analyst independence, or to vary the nuances of steps that have been taken, the Proposal seeks to micromanage the Company's affairs, particularly where specific Company policies exist that management has determined to be appropriate to address the conflict of interest concerns at the core of the Proposal.

Insofar as the Proposal attempts to set policy on compensation, it addresses non-executive compensation and thus is ordinary business. The Staff has consistently held that matters relating to general, or non-executive, compensation and benefits are "ordinary business." See: *E.I du Pont de Nemours and Company (available March 15, 2001) and letters cited therein.*

The Company believes the Proposal is readily distinguished from those that the Staff has found to raise policy issues so significant that it would be appropriate for shareholder vote. Here, the Company agrees that analyst independence is highly important and has taken steps in the ordinary course of business to assure such independence.

* * *

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

cc: Mr. Richard L. Trumka
Jeremiah Thomas, Esq.

American Federation of Labor and Congress of Industrial Organizations

EXHIBIT A

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

November 29, 2001

By Facsimile and UPS Next Day Air

Anthony J. Horan
Corporate Secretary
J.P. Morgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

Dear Mr. Horan:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2001 proxy statement of JP Morgan Chase & Co. (the "Company") and Rule 14a-8 promulgated pursuant to the Securities Exchange Act of 1934, the Fund intends to present the attached proposal (the "proposal") at the 2002 annual meeting of shareholders (the "Annual Meeting"). The Fund is the beneficial owner of 900 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at (202) 637-3900.

Sincerely,

Richard L. Trumka
Secretary-Treasurer

Enclosure

Shareholder Resolution

RESOLVED, that the shareholders of JP Morgan Chase & Co. ("JP Morgan") urge the Board of Directors to adopt, implement, and enforce a code of conduct governing the independence of JP Morgan's securities analysts.

Such a code should ban (1) analyst ownership of covered securities, (2) involvement of analysts in underwriting sales teams, and (3) linking analyst compensation to the financial performance of JP Morgan's investment banking business.

Supporting Statement

Securities analysts whose employers also provide corporate finance services—"sell-side" analysts—are coming under fire for providing biased advice. Testimony provided to a June 2001 House subcommittee hearing highlighted the pressures analysts face from the corporate finance divisions of their firms, which generate lucrative fees.

Specifically, congressional testimony showed that analyst compensation is increasingly becoming tied to the investment banking business they generate. Many analysts assist their firm's underwriting activities, including participating in road shows and initiating research coverage on prospective investment banking clients. In addition, nearly one-third of analysts surveyed owned the securities they covered in research reports. Often, that stock was acquired at low prices before the companies went public.

Academic studies at Cornell and Stanford found that analysts' recommendations on a firm's securities are influenced by whether their employer serves as an underwriter for the firm. CFO Magazine reported that analysts who work for full-service financial services firms provide 6% higher earnings forecasts and 25% more "buy" recommendations than analysts at firms that do not provide corporate finance services.

Appropriate analyst compensation policy is central to ensuring analyst independence. JP Morgan has endorsed the best practices formulated by the Securities Industry Association (SIA), which provide that analysts' pay should not be directly linked to specific investment banking transactions. In our opinion, these SIA best practices would permit analyst compensation to be indirectly linked to specific investment banking transactions, and directly linked to the success of a firm's overall investment banking activities.

With regard to the involvement of analysts in underwriting sales teams, the SIA best practices are silent. In our opinion, the participation of analysts in road shows or other efforts to market underwritten securities creates the appearance of a conflict of interest. JP Morgan should be a leader in ensuring the integrity of its analysis; this kind of leadership has historically been at the core of JP Morgan's business strategy.

JP Morgan's European research department recently adopted a policy requiring its equity research analysts to notify JP Morgan's corporate finance department about any forthcoming change in stock recommendation. In our opinion, this policy gives investment bankers an opportunity to seek changes to research recommendations to keep lucrative corporate finance clients happy. This could create conflicts between the goals of providing accurate research and maximizing investment banking profits.

Analyst conflicts of interest create potential legal liabilities. Other financial services companies have been named in a class action lawsuit and have settled National Association of Securities Dealers arbitration panel claims alleging that they provided clients with biased advice.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 21, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: J.P. Morgan Chase & Co.
Incoming letter dated January 4, 2002

The proposal requests that the board of directors adopt, implement and enforce a code of conduct governing the independence of J.P. Morgan Chase's securities analysts.

We are unable to concur in your view that J.P. Morgan Chase may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning analyst independence and the increasing recognition that this issue raises significant policy considerations, we do not believe that J.P. Morgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir Devon Gumbs
Special Counsel